SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Saratoga Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

803521103

(CUSIP Number)

Marisa Beeney

GSO Capital Partners LP

345 Park Avenue

New York, NY 10154

(212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2015

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 803521103	13D	Page 2 of 6

Preliminary Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on December 10, 2014 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, $0.001 par value (the “Common Stock”) of Saratoga Resources, Inc., (the “Issuer”) by each of the following (each a “Reporting Person” and together, the “Reporting Persons”): (i) Blackstone / GSO Capital Solutions Fund LP and Blackstone / GSO Capital Solutions Overseas Master Fund L.P. (collectively, the “GSO Funds”); (ii) Blackstone / GSO Capital Solutions Associates LLC, Blackstone / GSO Capital Solutions Overseas Associates LLC, and GSO Holdings I L.L.C. (collectively, the “GSO Entities”); (iii) Blackstone Holdings I L.P., Blackstone Holdings I/II GP Inc., The Blackstone Group L.P., and Blackstone Group Management L.L.C. (collectively, the “Blackstone Entities”); (iv) Stephen A. Schwarzman; and (v) Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover (collectively, the “GSO Executives”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

On January 30, 2015, the Issuer, the GSO Funds, and all of the other holders (together with the GSO Funds, the “First Lien Lenders”) of the Issuer’s 10.0% Senior Secured Notes due 2015 (the “First Lien Notes”) entered into a forbearance agreement (the “First Lien Forbearance Agreement”), pursuant to which the GSO Funds and the other First Lien Lenders have agreed to forbear from exercising any default-related rights or remedies that they may have under the indenture governing the First Lien Notes against the Issuer until the earlier of March 16, 2015 or the occurrence of an event of default within the meaning of the First Lien Forbearance Agreement (the “Forbearance Period”). Under the terms of the First Lien Forbearance Agreement, the Issuer agreed to: (i) no later than February 2, 2015, pay the accrued and unpaid interest, with interest at the default rate, originally scheduled to be paid on December 31, 2014; (ii) pay expenses incurred by the First Lien Lenders in connection with the First Lien Forbearance Agreement, including paying a retainer to counsel for the First Lien Lenders; (iii) retain, by March 2, 2015, a financial advisor acceptable to the First Lien Lenders on terms acceptable to the First Lien Lenders; (iv) deliver to the First Lien Lenders a 6-week operating budget in form and methodology acceptable to the First Lien Lenders and to abide by that budget within permitted variances; (v) deliver to the First Lien Lenders, not later than March 2, 2015, certain financial, operating and other information and, not later than March 15, 2015, a two year business plan and 2015 budget; and (vi) cause its officers, financial advisors, investment bankers and others to furnish information reasonably requested by the First Lien Lenders.

Also on January 30, 2015, the Issuer, the GSO Funds, and certain of the other holders of the Issuer’s 12.5% Senior Secured Notes due 2016 (the “Second Lien Notes”) entered into a forbearance agreement (the “Second Lien Forbearance Agreement”). The Second Lien Forbearance Agreement is substantially identical to the First Lien Forbearance Agreement except that the Issuer is not required under the Second Lien Forbearance Agreement to pay the scheduled January 1, 2015 interest payment during the Forbearance Period.

CUSIP No. 803521103	13D	Page 3 of 6

The foregoing descriptions of the First Lien Forbearance Agreement and the Second Lien Forbearance Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the First Lien Forbearance Agreement and the Second Lien Forbearance Agreement and is incorporated herein by reference. A copy of each of the First Lien Forbearance Agreement and the Second Lien Forbearance Agreement is filed as an exhibit to this Schedule 13D and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the following:

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 of Schedule 13D, filed by the Reporting Persons on December 10, 2014)

3	First Lien Forbearance Agreement

4	Second Lien Forbearance Agreement

CUSIP No. 803521103	13D	Page 4 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2015

Blackstone / GSO Capital Solutions Fund LP

By:	Blackstone / GSO Capital Solutions Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Person

Blackstone / GSO Capital Solutions Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Person

Blackstone / GSO Capital Solutions Overseas Master Fund L.P.

By:	Blackstone / GSO Capital Solutions Overseas Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Person

Blackstone / GSO Capital Solutions Overseas Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Person

CUSIP No. 803521103	13D	Page 5 of 6

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I L.P.

By:	Blackstone Holdings I/II GP Inc.,
its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

The Blackstone Group L.P.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

CUSIP No. 803521103	13D	Page 6 of 6

Bennett J. Goodman

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

Douglas I. Ostrover

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact